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                                                                    EXHIBIT 99.5

                                                           [English Translation]
                                                            Corporate Disclosure
                                                               February 13, 2004


                       INCREASE IN SALES OF MORE THAN 10%
                   (MORE THAN 5% FOR LARGE-SIZED CORPORATIONS)
                        COMPARED WITH LATEST FISCAL YEAR

                                                                                             (Unit: KRW, %)
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1. Amount of Sales increased (KRW)                                                          121,476,646,821
 - Increase Rate of Sales Amount (%)                                                                    9.7
 - Current Year (The 7th Business Year)                                                   1,375,335,937,731
 - Preceding Year (The 6th Business Year)                                                 1,253,859,290,910
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2. Reasons for Increase                                 Subscriber growth and ease of market competition
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3. Total Assets at the End of Preceding Business Year
   (KRW)                                                                                  3,601,570,278,436
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4. Others                                               The figures in this table may change depending on
                                                        the result of audit by Hanaro's independent
                                                        auditors.
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